Exhibit 99.1

Alpha Technology Group Limited

(a limited company incorporated in the British Virgin Islands)

(Nasdaq: ATGL)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON February 15, 2024

To the shareholders of Alpha Technology Group Limited:

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Meeting”) of the shareholders of Alpha Technology Group Limited (the “Company”) will be held on February 15, 2024, at 12 a.m. Eastern Time, or 1 p.m. Hong Kong Time, at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong.

You are cordially invited to attend the Meeting that will be held for the purpose of considering and voting on:

(A)	the approval of the 2024 Equity Incentive Plan of the Company (the “Incentive Plan Proposal”). A copy of the Equity Incentive Plan is attached to the accompanying proxy statement as Annex A; and

(B)	an adjournment proposal to adjourn the Meeting to a later date or dates or indefinitely, if necessary, either: (i) to permit further solicitations and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are insufficient ordinary shares of the Company represented (either in person, virtually or by proxy) to constitute a quorum necessary at the Meeting to approve the Incentive Plan Proposal, or (ii) the board of directors (the “Board of Directors”) determines before the Meeting that it is not necessary or no longer desirable to proceed with the other proposals (the “Adjournment Proposal”).

RECORD DATE AND VOTING

The Board of Directors has fixed the close of business on January 11, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of the ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this notice. The proxy statement contains important information about the Meeting, the Incentive Plan Proposal and the Adjournment Proposal. Shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy card in accordance with the instructions set out in the form of proxy card and in the proxy statement accompanying this notice and (i) vote it online at www.transhare.com (click on Vote Your Proxy and enter your control number), (ii) vote it by email at akotlova@bizsolaconsulting.com, (iii) fax it to 1.727. 269.5616, or (iv) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her, or its proxy a person other than those named in the enclosed form of proxy. A proxy needs not be a shareholder of the Company.

ATTENDING THE MEETING

If any holders of the Company’s ordinary shares as of the Record Date and/or their duly appointed proxyholders are willing to attend the Meeting, please reserve the Meeting seat in advance via email at larry.choi@techlutionservice.com by the end of February 14, 2024 (Eastern Time).

The proxy statement accompanying this notice is dated January 23, 2024, and is first being mailed to shareholders on or about that date. Shareholders may obtain a copy of the proxy materials from the Company’s website at http://techlution.io.

By Order of the Board of Directors,

/s/ Tsang Chun Ho, Anthony
Tsang Chun Ho, Anthony
Director and president

Hong Kong

January 23, 2024

Alpha Technology Group Limited

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

February 15, 2024

12 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Alpha Technology Group Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on February 15, 2024, at 12 a.m. Eastern Time, or 1 p.m. Hong Kong Time, at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong.

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholders will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on January 11, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than 50% of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	to approve and adopt the Company’s 2024 Equity Incentive Plan (the “Incentive Plan Proposal”). A copy of the Equity Incentive Plan is attached herewith as Annex A; and

2.	to adjourn the Meeting to a later date or dates or indefinitely, if necessary, either (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are insufficient ordinary shares in the capital of the Company represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Meeting or to approve the Incentive Plan Proposal, and (ii) the Board of Directors determines before the Meeting that it is not necessary or no longer desirable to proceed with the Incentive Plan Proposal (the “Adjournment Proposal”).

After careful consideration of all relevant factors, the Board of Directors has determined that the Incentive Plan Proposal and the Adjournment Proposal are in the best interests of the Company and its shareholders, and recommends that you vote or give instructions to vote “FOR” such proposals.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and (i) vote it online at www.transhare.com, (ii) vote it by email at akotlova@bizsolaconsulting.com, (iii) fax it to 1.727. 269.5616, or (iv) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding an extraordinary general meeting of shareholders and any adjournments thereof to approve and adopt the Company’s 2024 Equity Incentive Plan.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: Below are the Proposals that the Company’s shareholders are being asked to vote on:

1.	Proposal No. 1 - The Incentive Plan Proposal to approve the Company’s 2024 Equity Incentive Plan; and

2.	Proposal No. 2 - The Adjournment Proposal to approve the adjournment of the Meeting in the event (i) there are insufficient ordinary shares in the capital of the Company represented (either in person or by proxy) to constitute a quorum necessary to approve the Incentive Plan Proposal, or (ii) the Board of Directors determines before the Meeting that it is not necessary or no longer desirable to proceed with the Incentive Plan Proposal.

Approval of each of the Incentive Plan Proposal and the Adjournment Proposal will require the affirmative vote in excess of 50% of the issued and outstanding shares present and entitled to vote at the Meeting or any adjournment thereof.

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE INCENTIVE PLAN PROPOSAL AND THE ADJOURNMENT PROPOSAL ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” BOTH OF THE PROPOSALS.

Q: When and where will the Meeting be held?

A: The Meeting will be held on February 15, 2024 at 12 a.m. Eastern Time, or 1 p.m. Hong Kong Time, at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong.

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is January 11, 2024. Only holders of ordinary shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 15,262,500 ordinary shares outstanding. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, the shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than 50% of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: Approvals of both the Proposal No. 1 and Proposal No. 2 require the affirmative vote of a majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Q: How do the shareholders vote?

A: Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof can vote using one of the following methods:

(1) By Internet at www.transhare.com;

(2) By email at akotlova@bizsolaconsulting.com;

(3) By fax to 1.727. 269.5616; or

(4) By mail or deposit to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s ordinary shares as of the Record Date and all duly appointed proxyholders. If any holders of the Company’s ordinary shares as of the Record Date and/or their duly appointed proxyholders wish to attend the Meeting in person at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong, please reserve the Meeting seat in advance by the end of February 14, 2024 (Eastern Time).

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Holding shares in “street name” means your ordinary shares are held in an account by your broker, bank or other nominee, and the share certificates and record ownership are not in your name. Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to routine matters, but not with respect to non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: Why should I vote “FOR” the Incentive Plan Proposal?

The Board of Directors approved the 2024 Equity Incentive Plan, and has declared advisable for shareholders to approve and adopt the Company’s 2024 Equity Incentive Plan. The purpose of the 2024 Equity Incentive Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of the Company’s ordinary shares, thus enhancing the alignment of key personnel and shareholder interests.

Q: Why should I vote “FOR” the Adjournment Proposal?

A: If the Adjournment Proposal is not approved by the Company’s shareholders, the Board of Directors may not be able to adjourn the Meeting to a later date or dates or indefinitely in the event that (i) there are insufficient ordinary shares represented, either in person, virtually or by proxy, to constitute a quorum necessary to conduct business at the Meeting to approve the Incentive Plan Proposal; or (ii) the Board of Directors determines before the Meeting that it is not necessary or no longer desirable to proceed with the other proposal. If presented, the Board of Directors recommends that you vote in favor of the Adjournment Proposal.

Q: What if I do not want to vote “FOR” the Incentive Plan Proposal or the Adjournment Proposal?

A: If you do not want the Incentive Plan Proposal or the Adjournment Proposal to be approved, you may “ABSTAIN,” not vote, or vote “AGAINST” such proposal.

If you attend the Meeting in person, virtually or by proxy, you may vote “AGAINST” the Incentive Plan Proposal or the Adjournment Proposal, and your ordinary shares will be counted for the purposes of determining whether the Incentive Plan Proposal or the Adjournment Proposal (as the case may be) are approved.

However, if you fail to attend the Meeting in person, virtually or by proxy, or if you do attend the Meeting in person, virtually or by proxy but you “ABSTAIN” or otherwise fail to vote at the Meeting, your ordinary shares will not be counted for the purposes of determining whether the Incentive Plan Proposal or the Adjournment Proposal (as the case may be) are approved, and your ordinary shares which are not voted at the Meeting will have no effect on the outcome of such votes.

If the Incentive Plan Proposal is approved, the Adjournment Proposal will not be presented for a vote.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may (1) send a completed proxy card bearing a later date than your original proxy card and emailing it so that it is received prior to the Meeting; or (2) attend the Meeting in person and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company, Unit B, 12/F, 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong, or call +852-9049-8795. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

2024 Equity Incentive Plan

The 2024 Equity Incentive Plan

The Board of Directors has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2024 Equity Incentive Plan (the “2024 Plan”). The purpose of the 2024 Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

If approved by the Company’s shareholders, the 2024 Plan will be effective on the date it is approved by the Company’s shareholder. If the Company’s shareholders fail to approve the 2024 Plan by December 31, 2024, the 2024 Plan will be of no further force or effect. Capitalized terms used but not defined in this Proposal 1 shall have the meaning ascribed to them in the 2024 Plan, a copy of which is attached hereto as Annex A. The following description of the 2024 Plan’s material terms is qualified in its entirety by reference to the 2024 Plan.

Description of the 2024 Plan

Administration of the 2024 Plan.

Different Committees with respect to different groups of Service Providers may administer the 2024 Plan. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the 2024 Plan and any of the functions assigned to it in the 2024 Plan. Such delegation may be revoked at any time. The Administrator will have the authority, in its discretion, set forth in the Section 4(b) of the 2024 Plan.

Eligibility.

Non-statutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Share Options may be granted only to Employees.

Shares Available under the 2024 Plan.

Subject to the provisions of Section 3 of the 2024 Plan, the maximum aggregate number of Shares that may be issued under the 2024 Plan is 15,000,000 ordinary shares. The Shares may be authorized, but unissued, or reacquired ordinary shares. Shares shall not be deemed to have been issued pursuant to the 2024 Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the 2024 Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the 2024 Plan. A maximum of 15,000,000 shares, which such amount is included in the limit set forth in the first sentence of Section 7(d) of the 2024 Plan, may be issued in any calendar year subject to each of Options or Share Appreciation Rights granted to any Service Provider.

Award Agreement.

Each Award shall be evidenced by an Agreement setting forth the amount of the Award together with such other terms and conditions applicable to the Award (and not inconsistent with the 2024 Plan) as determined by the Administrator. If an Agreement calls for acceptance by the Participant, the Award evidenced by the Agreement will not become effective unless acceptance of the Agreement in a manner permitted by the Administrator is received by the Company within 60 days of the date the is delivered to the Participant.

Amendment and Termination of the 2024 Plan.

The Board of Directors may at any time amend, alter, suspend, or terminate the 2024 Plan. The Company shall submit any amendment of the 2024 Plan to its shareholders for approval only to the extent required by applicable laws or regulations or the rules of any securities exchange on which the Shares may then be listed.

Duration of the 2024 Plan.

The 2024 Plan shall become effective on the date it is approved by the Company’s shareholders. The 2024 Plan may be terminated by the Board of Directors at any time and will automatically terminate on the tenth anniversary of the effective date of the 2024 Plan.

Transferability.

Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

Change in Control.

In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation and each outstanding Award of Restricted Shares; each Performance Share, Performance Unit, Other Share Based Award and Restricted Share Unit shall be assumed or an equivalent Restricted Share, Performance Share, Performance Unit, Other Share Based Award and Restricted Share Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

Forfeiture and Compensation Recovery.

Awards and any compensation associated therewith are subject to forfeiture, recovery by the Company, or other action pursuant to any compensation recovery policy adopted by the Board or the Committee at any time, as amended from time to time, which includes but is not limited to any compensation recovery policy adopted in response to the requirements of Section 10D of the Exchange Act, the SEC’s final rules thereunder, and any applicable listing rules or other rules and regulations implementing the foregoing or as otherwise required by law. Any Agreement will be unilaterally amended to comply with any such compensation recovery policy.

Full Text of the Resolution to be Approved

The Board of Directors proposes to solicit shareholder approval to adopt the 2024 Plan. The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to the Incentive Plan Proposal is:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that the 2024 Equity Incentive Plan attached to this proxy statement as Annex A be confirmed, adopted, and approved in all respects.”

Required Vote to Approve Proposal No. 1

The approval of the Proposal No. 1 requires the affirmative vote of holders of a majority in excess of 50% of the Company’s ordinary shares represented by attendance or by proxy and entitled to vote thereon at the Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE INCENTIVE PLAN PROPOSAL

PROPOSAL NO. 2

THE ADJOURNMENT PROPOSAL

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Incentive Plan Proposal, the Company’s Board of Directors may adjourn the Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies in the event, either (i) based on the tabulated votes, there are insufficient ordinary shares represented (either in person, virtually or by proxy) to constitute a quorum necessary to conduct business at the Meeting to approve the Incentive Plan Proposal; or (ii) the Board of Directors determines before the Meeting that it is not necessary or no longer desirable to proceed with the other proposals. In no event will the Company seek adjournment which would result in soliciting of proxies or having a shareholder vote after December 31, 2024, after which time the 2024 Plan will be of no further force or effect.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the Company’s shareholders, the Board of Directors may not be able to adjourn the Meeting to a later date or dates or indefinitely in such events previously described, and therefore, the 2024 Plan would not be approved and adopted.

Required Vote to Approve Proposal No. 2

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority in excess of 50% of the Company’s ordinary shares as of the record date represented in person or by proxy at the Meeting and entitled to thereon. Abstentions will be considered present for the purposes of establishing a quorum but will not constitute votes cast at the Meeting and therefore will have no effect on the approval of the Adjournment Proposal.

Resolution

The Board of Directors proposes to solicit shareholder approval to adopt the Adjournment Proposal. The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to adopting this proposal is:

“IT IS HEREBY RESOLVED, as an ordinary resolution, to adjourn the Meeting to a later date or dates or indefinitely, if necessary, either: (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are insufficient ordinary shares in the capital of the Company represented (either in person, virtually or by proxy) to constitute a quorum necessary to approve the Incentive Plan Proposal, or (ii) the Board of Directors determines before the Meeting that it is not necessary or no longer desirable to proceed with the Incentive Plan Proposal.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: January 23, 2024	/s/ Tsang Chun Ho, Anthony
Tsang Chun Ho, Anthony
Director and president

ANNEX A

Alpha Technology Group Limited

2024 EQUITY INCENTIVE PLAN

1. Purposes of the Plan.

The purposes of the Alpha Technology Group Limited 2024 Equity Incentive Plan (the “Plan”) is to attract and retain the best available personnel for positions of responsibility with the Company, to provide additional incentives to them and align their interests with those of the Company’s shareholders, and to thereby promote the Company’s long-term business success.

2. Definitions.

As used herein, the following definitions will apply:

(a)	“162(m) Award” means an Award that is granted to a Covered Employee and is intended to qualify as “performance-based” under Section 162(m) of the Code.

(b)	“Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(c)	“Affiliate” means any entity that is a Subsidiary of the Company.

(d)	“Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(e)	“Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares or Other Share Based Awards.

(f)	“Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(g)	“Awarded Shares” means the ordinary shares subject to an Award.

(h)	“Board” means the Board of Directors of the Company.

(i)	“Cause” means what the term is expressly defined to mean in a then-effective written agreement (including an Award Agreement) between a Participant and the Company or any Affiliate, or in the absence of any such then-effective agreement or definition a Participant’s (i) material failure to perform Participant’s job duties competently as reasonably determined by the Committee (other than by reason of Disability); (ii) gross misconduct by participant, which the Committee determines is (or will be if continued) demonstrably and materially damaging to the Company; (iii) fraud, misappropriation, or embezzlement by Employee; (iv) conviction of a felony crime or crime of moral turpitude; and (v) material breach of the Company’s business conduct or ethics code or of any fiduciary duty or nondisclosure, non-solicitation, non-competition or similar obligation owed to the Company or any Affiliate.

(j)	“Change in Control” means the occurrence of any of the following events:

(i) An Exchange Act Person or Group becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities, except that the following will not constitute a Change in Control:

a) any acquisition of securities of the Company by an Exchange Act Person from the Company for the purpose of providing financing to the Company;

b) any formation of a Group consisting solely of beneficial owners of the Company’s voting securities as of the effective date of this Plan;

c) any repurchase or other acquisition by the Company of its voting securities that causes any Exchange Act Person to become the beneficial owner of 50% or more of the Company’s voting securities; or

d) with respect to any particular Participant, any acquisition of securities of the Company by the Participant, any Group including the Participant, or any entity controlled by the Participant or a Group including the Participant.

If, however, an Exchange Act Person or Group referenced in clause a), b), c), or d) above acquires beneficial ownership of additional Company voting securities after initially becoming the beneficial owner of 50% or more of the combined voting power of the Company’s voting securities by one of the means described in those clauses, then a Change in Control will be deemed to have occurred. Furthermore, a Change in Control will occur if a Person becomes the beneficial owner of more than 50% of the Company’s voting securities as the result of a Corporate Transaction only if the Corporate Transaction is itself a Change in Control pursuant to Section 2(j)(ii).

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors; or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(k)	“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(l)	“Committee” means a committee of Directors or other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 of the Plan

(m)	“Company” means Alpha Technology Group Limited.

(n)	“Consultant” means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(o)	“Corporate Transaction” means (i) a sale or other disposition of all or substantially all of the assets of the Company, or (ii) a merger, consolidation, share exchange, or similar transaction involving the Company, regardless of whether the Company is the surviving entity.

(p)	“Covered Employees” means those persons who the Committee determines are subject to the limitations of Section 162(m) of the Code.

(q)	“Director” means a member of the Board.

(r)	“Disability” means “total and permanent disability” as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Share Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(s)	“Dividend Equivalent” means a credit, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(t)	“Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company.

(u)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(v)	“Exchange Act Person” means any natural person, entity, or Group other than (i) the Company or any Affiliate; (ii) any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate; (iii) an underwriter temporarily holding securities in connection with a registered public offering of such securities; or (iv) an entity whose voting securities are beneficially owned by the beneficial owners of the Company’s voting securities in substantially the same proportions as their beneficial ownership of the Company’s voting securities.

(w)	“Exchange Program” means a program under which (i) outstanding Awards are surrendered or canceled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Administrator in its sole discretion.

(x)	“Fair Market Value” means, as of any date, the value of the Ordinary Shares determined as follows:

(v) If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq Capital Market, its Fair Market Value will be the closing sales price for such share (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(vi) If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the mean between the high bid and low asked prices for an Ordinary Share for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(vii) In the absence of an established market for the Ordinary Shares, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(y)	“Fiscal Year” means the fiscal year of the Company.

(z)	“Grant Date” means the date on which the Administrator approves the grant of an Award under the Plan, or such later date as may be specified by the Administrator on the date the Administrator approves the Award.

(aa)	“Group” means two or more persons who act, or agree to act together, as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, voting, or disposing of securities of the Company.

(bb)	“Incentive Share Option” means an Option intended to qualify as an incentive share option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(cc)	“Incumbent Directors” means directors who either (i) are Directors as of the effective date of the Plan, or (ii) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company)

(dd)	“Non-statutory Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

(ee)	“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(ff)	“Option” means a right granted under the Plan to purchase a specified number of Ordinary Shares at a specified price.

(gg)	“Ordinary Shares” or “Shares” means the ordinary shares of the Company, par value $0.0001 per share, as adjusted in accordance with Section 15 of the Plan; or in the case of Performance Units, Restricted Share Units, and certain Other Share Based Awards, the cash equivalent thereof, as applicable.

(hh)	“Other Share Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12 of this Plan.

(ii)	“Outside Director” means a Director who is not an Employee.

(jj)	“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(kk)	“Participant” means a Service Provider to whom a then-outstanding Award has been granted under the Plan.

(ll)	“Performance Goals” means one or more objective measurable performance goals established by the Committee with respect to a Performance Period based upon one or more of the following criteria: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (vii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) write-offs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) share price. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against the performance of the Company as a whole or against particular entities, segments, operating units or products of the Company and /or (e) on a pre-tax or after tax basis. Awards issued to persons who are not Covered Employees may take into account any other factors deemed appropriate by the Committee.

(mm)	“Performance Period” means any period not exceeding 120 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(nn)	“Performance Share” means Ordinary Shares granted to a Service Provider pursuant to Section 10 of the Plan.

(oo)	“Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(pp)	“Period of Restriction” means the period during which the transfer of Restricted Shares are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(qq)	“Restricted Share” means Ordinary Shares issued to a Participant that are subject to such restrictions on transfer, vesting conditions, and other restrictions or limitations as may be set forth in this Plan and the applicable Agreement.

(rr)	“Restricted Share Unit” means an Award that the Administrator permits to be paid in installments or on a deferred basis pursuant to Sections 4 and 11 of the Plan.

(ss)	“Service Provider” means an Employee, Director or Consultant.

(tt)	“Share Appreciation Right” or “SAR” means an Award that pursuant to Section 9 of the Plan is designated as a SAR.

(uu)	“Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

(vv)	“Substitute Award” means an Award granted upon the assumption of, or in substitution or exchange for, outstanding awards granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. The terms and conditions of a Substitute Award may vary from the terms and conditions set forth in the Plan to the extent that the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the award in substitution for which it has been granted.

3. Shares Available Under the Plan.

(a) Maximum Shares Available. Subject to adjustment as provided in the Section 15 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 15,000,000 Ordinary Shares. Shares issued under the Plan may come from authorized and unissued shares.

In determining the number of Shares to be counted against this share reserve in connection with any Award, the following rules shall apply:

(viii) Where the number of Shares subject to an Award is variable on the Grant Date, the number of Shares to be counted against the share reserve shall be the maximum number of Shares that could be received under that particular Award, until such time as it can be determined that only a lesser number of shares could be received.

(ix) Where two or more types of Awards are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, the number of Shares to be counted against the share reserve shall be the largest number of Shares that would be counted against the share reserve under either of the Awards.

(x) Shares subject to Substitute Awards shall not be counted against the share reserve, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

(xi) Awards that will be settled solely in cash shall not be counted against the share reserve, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

(b) Counting Shares Again Available. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan.

(c) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(d) No Fractional Shares. Unless otherwise determined by the Committee, the number of Shares subject to an Award shall always be a whole number. No fractional Shares may be issued under the Plan, but the Committee may, in its discretion, adopt any rounding convention it deems suitable or pay cash in lieu of any fractional Share in settlement of an Award.

(e) Share Reserve. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan, and the authority to control and manage the operations and administration of the Plan shall be vested in accordance with this Section 4.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 of the Exchange Act, or any successor to Rule 16b-3 as in effect when discretion is being exercised with respect to the Plan, the transactions contemplated hereunder will be structured to satisfy the requirements for such exemption.

(iv) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(v) Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to select the Service Providers to whom Awards may be granted hereunder;

(ii) to determine the type of Award and the number of Shares to be covered by each Award granted hereunder;

(iii) to determine the Fair Market Value;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to institute an Exchange Program;

(vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(ix) to modify or amend each Award (subject to Section 16(d) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(x) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator,

(xii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award;

(xiii) to determine whether Awards will be settled in Shares, cash or in any combination thereof;

(xiv) to determine whether Awards will be adjusted for Dividend Equivalents;

(xv) to create Other Share Based Awards for issuance under the Plan;

(xvi) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xvii) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xviii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Finality of Decisions. The Administrator’s interpretation of the Plan and of any Award or Award Agreement made under the Plan and all related decisions or resolutions of the Board or Committee shall be final and binding on all parties with an interest therein.

(d) Indemnification. Each person who is or has been an Administrator, a member of the Committee or of the Board, and any other person to whom the Administrator delegates authority under the Plan, shall be indemnified by the Company, to the maximum extent permitted by law, against liabilities and expenses imposed upon or reasonably incurred by such person in connection with or resulting from any claims against such person by reason of the performance of the individual’s duties under the Plan. This right to indemnification is conditioned upon such person providing the Company an opportunity, at the Company’s expense, to handle and defend the claims before such person undertakes to handle and defend them on such person’s own behalf. The Company will not be required to indemnify any person for any amount paid in settlement of a claim unless the Company has first consented in writing to the settlement. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person or persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise.

5. Eligibility.

Non-statutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Share Options may be granted only to Employees.

6. General Terms of Awards.

(a) Award Agreement. Each Award shall be evidenced by an Agreement setting forth the amount of the Award together with such other terms and conditions applicable to the Award (and not inconsistent with the Plan) as determined by the Administrator. If an Agreement calls for acceptance by the Participant, the Award evidenced by the Agreement will not become effective unless acceptance of the Agreement in a manner permitted by the Administrator is received by the Company within 60 days of the date the Agreement is delivered to the Participant. An Award to a Participant may be made singly or in combination with any form of Award. Two types of Awards may be made in tandem with each other such that the exercise of one type of Award with respect to a number of Ordinary Shares reduces the number of Shares subject to the related Award by at least an equal amount.

(b) Vesting and Term. Each Agreement shall set forth the period until the applicable Award is scheduled to vest and, if applicable, expire (which shall not be more than ten years from the Grant Date), and, consistent with the requirements of this Section 6, the applicable vesting conditions and any applicable Performance Period.

(c) Designation of Beneficiary. To the extent permitted by the Administrator, a Participant may designate a beneficiary or beneficiaries to exercise any Award or receive a payment under any Award that is exercisable or payable on or after the Participant’s death. Any such designation shall be on a form approved by the Company and shall be effective upon its receipt by the Company.

(d) Rights as Shareholder. No Participant shall have any rights as a shareholder with respect to any Ordinary Shares covered by an Award unless and until the date the Participant becomes the holder of record of the Awarded Shares, if any, to which the Award relates.

(e) Performance-Based Awards. Any Award may be granted based on Performance Goals if the Administrator establishes one or more measures of corporate, business unit or individual performance which must be attained, and the Performance Period over which the specified performance is to be attained, as a condition to the grant, vesting, exercisability, lapse of restrictions, and/or settlement in cash or Ordinary Shares of such Award. In connection with any such Award, the Administrator shall determine the extent to which performance measures have been attained and other applicable terms and conditions have been satisfied, and the degree to which the grant, vesting, exercisability, lapse of restrictions, and/or settlement of such Award has been earned. The Administrator shall also have the authority to provide, in an Agreement or otherwise, for the modification of a Performance Period and/or adjustments to or waivers of the achievement of Performance Goals.

(f) Dividends and Dividend Equivalents. No dividends, dividend equivalents, or distributions will be paid with respect to Shares subject to an Option or SAR Award. Any dividends or distributions payable with respect to Shares that are subject to the unvested portion of a Restricted Share Award will be subject to the same restrictions and risk of forfeiture as the Shares to which such dividends or distributions relate. In its discretion, the Administrator may provide in an Award Agreement for a Share Unit Award or an Other Share Based Award that the Participant will be entitled to receive dividend equivalents, based on dividends actually declared and paid on outstanding Shares, on the units or other Share equivalents subject to the Share Unit Award or Other Share Based Award, and such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the units or other Share equivalents to which such dividend equivalents relate. The additional terms of any such dividend equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. Dividends and dividend equivalents on Performance Goal-based Awards will be subject to the same terms and conditions, including vesting conditions and the achievement of any applicable performance goals, as the original Award. Any Shares issued or issuable during the term of this Plan as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an Award shall be counted against, and replenish upon any subsequent forfeiture, the Plan’s share reserve as provided in Section 3.

(g) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Share Options.

(a) Term of Option. The term of each Option will be stated in the Award Agreement and will not exceed ten (10) years from the date of grant. Moreover, in the case of an Incentive Share Option granted to a Participant who, at the time the Incentive Share Option is granted, owns ordinary shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Incentive Share Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Share Option

(A) granted to an Employee who, at the time the Incentive Share Option is granted, owns ordinary shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Non-statutory Share Option, the per Share exercise price will be determined by the Administrator. In the case of a Non-statutory Share Option intended to qualify as “performance-based compensation” within the meaning of Section 162 (m) of the Code, or in the event of the grant of a Non-statutory Share Option to an Employee, Director, or Consultant who is a U.S. taxpayer, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Incentive Share Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Share Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares which meet conditions established by the Administrator;

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant’s participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(d) Limitations.

(i) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Share Option or a Non-statutory Share Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Share Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Non-statutory Share Options. For purposes of this Section 5(d)(i), Incentive Share Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(ii) Special Limits for Grants of Options and Share Appreciation Rights. Subject to Section 15 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(1) the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal 15,000,000 Shares; and

(2) the maximum number of Shares that may be subject to Share Appreciation Rights granted to any Service Provider in any calendar year shall equal 15,000,000 Shares.

(e) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Awarded Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not exercised as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

8. Restricted Shares.

(a) Grant of Restricted Shares. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Shares Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Restricted Shares will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Restricted Shares as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Restricted Shares covered by each Award grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Restricted Shares granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

(h) Return of Restricted Shares to Company. On the date set forth in the Award Agreement, the Restricted Shares for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. Share Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(e)(ii), 7(e)(iii) and 7(e)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion; provided, however, that if the Award is a 162(m) Award, then the Award will be subject to achievement of Performance Goals with respect to a Performance Period established by the Committee and the Award shall be granted and administered in accordance with the requirements of Section 162(m) of the Code.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share unless such Award is a 162(m) Award.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Share Units.

Restricted Share Units shall consist of a Restricted Share, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator

12. Other Share Based Awards.

Other Share Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Share Based Awards shall be made, the amount of such Other Share Based Awards, and all other conditions of the Other Share Based Awards including any dividend and/or voting rights.

13. Leaves of Absence.

Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Share Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Share Option held by the Participant will cease to be treated as an Incentive Share Option and will be treated for tax purposes as a Non-statutory Share Option.

14. Non-Transferability of Awards.

Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that equity restructuring (within the meaning of FASB ASC Topic 718) that causes the per share value of Shares to change, such as a share split, reverse share split, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, the Administrator shall make such adjustments as it deems equitable and appropriate to (i) the aggregate number and kind of Shares or other securities issued or reserved for issuance under the Plan, (ii) the number and kind of Shares or other securities subject to outstanding Awards, (iii) the exercise price of outstanding Options and SARs, and (iv) any maximum limitations prescribed by the Plan with respect to certain types of Awards or the grants to individuals of certain types of Awards. In the event of any other change in corporate capitalization, including a merger, consolidation, or reorganization, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Administrator to prevent dilution or enlargement of rights of Participants. In either case, the Administrator shall adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding Awards, and the numerical limits in Section 7(d). Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number. Any such adjustment shall be conclusive and binding for all purposes of the Plan. No adjustment shall be made pursuant to this Section 15(a) in connection with the conversion of any convertible securities of the Company, or in a manner that would cause Incentive Share Options to violate Section 422(b) of the Code or cause an Award to be subject to adverse tax consequences under Code Section 409A.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Share Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Shares, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the option or SAR confers the right to purchase or receive, for each Share of Awarded Shares subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Ordinary Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely ordinary shares of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Awarded Shares subject to the Option or SAR, to be solely ordinary shares of the successor corporation or its Parent equal in Fair Market Value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Shares, Performance Shares, Performance Units, Restricted Share Units and Other Share Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Shares, Performance Share, Performance Unit, Other Share Based Award and Restricted Share Unit shall be assumed or an equivalent Restricted Shares, Performance Share, Performance Unit, Other Share Based Award and Restricted Share Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award, including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Shares, Performance Shares, Performance Units, Other Share Based Awards and Restricted Share Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control (and if a Restricted Share Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Ordinary Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely ordinary shares of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide that the consideration to be received for each Share (and if a Restricted Share Unit or Performance Unit, for each Share as determined based on the then current value of the unit) be solely ordinary shares of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of the performance goals without the Participant’s consent; provided, however, a modification to the performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Share Appreciation Rights as to all of the Awarded Shares, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Share Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

(iv) Administrator Discretion. Notwithstanding any provision of Section 15(c)(i), 15(c)(ii), or 15(c)(iii) to the contrary, the Administrator (or in the case of 162(m) Awards, the Committee) may determine alternative treatment that shall apply to the Award in the event of a Change in Control by specifying such alternative treatment in the Award Agreement. In the event of such alternative treatment, the treatment specified in Sections 15(c)(i), 15(c)(ii), and 15(c)(iii), as applicable, shall not apply.

16. Effective Date, Duration, Amendment and Termination of the Plan.

(a) Effective Date. The Plan shall become effective on the date it is approved by the Company’s shareholder. No Awards shall be made under the Plan prior to its effective date. If the Company’s shareholders fail to approve the Plan by December 31, 2024, the Plan will be of no further force or effect.

(b) Duration of the Plan. The Plan shall remain in effect until all Shares subject to it are distributed, all Awards have expired or terminated, the Plan is terminated pursuant to Section 16(c), or the tenth anniversary of the effective date of the Plan, whichever occurs first (the “Termination Date”). Any Awards that are outstanding on the Termination Date shall remain in force according to the terms of the Plan and the applicable Agreement.

(c) Amendment and Termination of the Plan. The Board may at any time terminate, suspend or amend the Plan. The Company shall submit any amendment of the Plan to its shareholders for approval only to the extent required by applicable laws or regulations or the rules of any securities exchange on which the Shares may then be listed. No termination, suspension, or amendment of the Plan may materially impair the rights of any Participant under a previously granted Award without the Participant’s consent, unless such action is necessary to comply with applicable law or stock exchange rules.

(d) Amendment of Awards. The Administrator may unilaterally amend the terms of any Agreement evidencing an Award previously granted, except that no such amendment may materially impair the rights of any Participant under the applicable Award without the Participant’s consent, unless such amendment is necessary to comply with applicable law or stock exchange rules or any compensation recovery policy as provided in Section 18(g). Notwithstanding the foregoing, no amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

17. Tax Withholding.

The Company or any Affiliate, as applicable, shall have the right to (i) withhold from any cash payment under the Plan or any other compensation owed to a Participant an amount sufficient to cover any required withholding taxes related to the grant, vesting, exercise or settlement of an Award, and (ii) require a Participant or other person receiving Shares under the Plan to pay a cash amount sufficient to cover any required withholding taxes before actual receipt of those Shares. In lieu of all or any part of a cash payment from a person receiving Shares under the Plan, the Committee may permit the Participant to satisfy all or any part of the required tax withholding obligations (but not to exceed the maximum individual statutory tax rate in each applicable jurisdiction) by authorizing the Company to withhold a number of the Shares that would otherwise be delivered to the Participant pursuant to the Award, or by transferring to the Company Shares already owned by the Participant, with the Shares so withheld or delivered having a Fair Market Value on the date the taxes are required to be withheld equal to the amount of taxes to be withheld.

18. Other Provisions.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

(c) Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

(d) Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

(e) Shareholder Approval. The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.

(f) Governing Law. The Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the British Virgin Islands (Company’s home country), without reference to the principles of conflict of laws thereof. Any titles and headings herein are for reference purposes only, and shall in no way limit, define or otherwise affect the meaning, construction or interpretation of any provisions of the Plan.

(g) Forfeiture and Compensation Recovery.

(i) The Administrator may specify in an Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recovery by the Company upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include termination of Service for Cause; violation of any material Company or Affiliate policy; breach of non-competition, non-solicitation, or confidentiality provisions that apply to the Participant; a determination that the payment of the Award was based on an incorrect determination that financial or other criteria were met; or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates.

(ii) Awards and any compensation associated therewith are subject to forfeiture, recovery by the Company, or other action pursuant to any compensation recovery policy adopted by the Board or the Committee at any time, as amended from time to time, which includes but is not limited to any compensation recovery policy adopted by the Board or the Committee including in response to the requirements of Section 10D of the Exchange Act, the SEC’s final rules thereunder (Listing Standards for Recovery of Erroneously Awarded Compensation, 87 Fed. Reg. 73076-73142), and any applicable listing rules or other rules and regulations implementing the foregoing or as otherwise required by law. Any Agreement will be unilaterally amended to comply with any such compensation recovery policy.

(h) Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise or purchase price of any Award was acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the Company permits payment of the exercise or purchase price for an Award in currency other than as provided by the applicable Award Agreement, the amount payable will be determined by conversion from the currency provided by the applicable Award Agreement to the other currency based on the exchange rate selected by the Company, in its sole discretion, on the date of exercise. Notwithstanding anything stated herein, the Company shall not be responsible for any fluctuation in applicable exchange rates, or by the selection of any exchange rate, that in either case may affect the value of the Award or any taxes or other amounts related thereto.

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